Exhibit 99.2
Whistle Blower Policy

All UTG, Inc employees are encouraged to report either orally or in writing to their immediate supervisor, or alternate line of authority as hereinafter described, all evidence of activity by a UTG department or employee that may constitute:

•	Instances of Corporate Fraud;

•	Unethical Business Conduct;

•	A violation of State or Federal law; or

•	Substantial and specific danger to the employee's or public's health and safety

Any UTG employee who in good faith reports such incidents as described above will be protected from threats of retaliation, discharge, or other types of discrimination including but not limited to compensation or terms and conditions of employment that are directly related to the disclosure of such reports.  In addition, no employee may be adversely affected because the employee refused to carry out a directive which, in fact, constitutes corporate fraud or is a violation of State or Federal law.

Any employee who wants to report evidence of alleged improper activity as described should contact his/her immediate supervisor, or the supervisor's manager.  In instances where the employee is not satisfied with the supervisor or manager's response, or is uncomfortable for any reason addressing such concerns to their supervisor or the manager of such supervisor, the employee may contact any Executive Officer of the Company.  If the employee is uncomfortable for any reason contacting an Executive Officer, the employee may contact a member of the Audit Committee of the Board of Directors.  The contact information for the Audit Committee members will be posted on the Company web site.  Employees are encouraged to provide as much specific information as possible including names, dates, places, and events that took place, the employee's perception of why the incident(s) may be a violation, and what action the employee recommends be taken.   Anonymous written or telephonic communications will be accepted.  Employees who choose to identify themselves will receive a reply to their report within 20 working days or as soon as practicable thereafter.